EXHIBIT 99.1

TALISMAN ENERGY APPOINTS TWO NEW DIRECTORS

Calgary, Alberta, December 2, 2013 – Talisman Energy Inc. (Talisman) (TSX:TLM) (NYSE:TLM) today announced that the company has entered into an agreement with Carl C. Icahn and his affiliates. As part of this agreement, Samuel Merksamer and Jonathan Christodoro will join the Company’s Board of Directors in December 2013.

“I would like to welcome Samuel and Jonathan to our Board and look forward to their contributions as we continue to focus on our four strategic priorities and deliver sustainable shareholder value,” said Chuck Williamson, Chairman of the Talisman Energy Board.

“In 2013, we cut capital spending and directed our efforts to growing high value, near-term production. We unlocked net asset value with approximately $1.5 billion in assets sales announced year-to-date, with more to come. We’ve improved our operational performance and reduced costs, including a projected 20% reduction in our year-end G&A run rate. We’ve made steady progress towards becoming a more focused and profitable company, and this momentum will continue through next year.”

“I strongly believe in the potential of Talisman and I’m pleased to have reached this constructive outcome,” said Carl C. Icahn, Chairman of Icahn Enterprises L.P.  “We look forward to working with the Board of Directors and management with a common objective of creating sustainable value for all shareholders. Our record shows that our involvement on boards has created meaningful value for all shareholders. We hope and believe this will continue with Talisman.”

The appointments of Merksamer and Christodoro further contribute to ongoing Board renewal at Talisman. Over the past 12 months, Talisman has appointed Brian Levitt, Tom Ebbern and Henry Sykes, bringing extensive experience in oil and gas, capital markets and governance to the Board. In addition, Kevin Dunne, a current Talisman director, is coming to the end of his term on the Board and will be retiring resulting in a 14-person Board. We thank Kevin for his contributions during his 11 years with the Board.

As previously announced, Talisman’s President and CEO, Hal Kvisle intends to step down at an appropriate time in 2014 and the succession process is underway.

Merksamer and Christodoro are Managing Directors of Icahn Capital L.P., a subsidiary of Icahn Enterprises L.P. (Nasdaq: IEP), which together with its affiliates beneficially owns approximately 7% of the Talisman common shares outstanding.  Related to these appointments, certain standstill restrictions will remain in effect until the later of the conclusion of the 2014 annual meeting or the date both of the Icahn nominees cease to be members of the Board. One of the new directors will sit on Talisman’s CEO succession committee. In addition, Mr. Icahn has agreed that he will vote the shares he controls in support of Talisman’s slate of director nominees at the Company’s 2014 annual meeting of shareholders.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and

New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

Advisories

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding business strategy, priorities and plans and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events or performance. The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by Talisman with securities regulatory authorities.  Talisman believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks associated with project management, project delays and/or cost overruns; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the outcome and effects of any future acquisitions and dispositions; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of Talisman’s risk mitigation strategies, including insurance and any hedging activities. The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect Talisman's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of Talisman's management at the time the information is presented. Talisman assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Media and General Inquiries	Shareholder and Investor Inquiries
Brent Anderson	Lyle McLeod, Vice-President
Manager, External Communications	Investor Relations
Phone: 403-237-1912	Phone: 403-237-1020
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com